UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

U.S. Energy Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

911805307

(CUSIP Number)

John A. Weinzierl

1616 S Voss Rd, Suite 530

Houston, Texas 77057

(832) 856-6580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911805307	Schedule 13D/A	Page 2 of 11

1.	Name of Reporting Person John A. Weinzierl
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
	7.	Sole Voting Power 417,826 shares (1)
Number of Shares Beneficially Owned by Each	8.	Shared Voting Power 7,978,458 shares (2)
Reporting Person With	9.	Sole Dispositive Power 417,826 shares (1)
	10.	Shared Dispositive Power 7,978,458 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,396,284 shares (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 29.9%*
14.	Type of Reporting Person IN

(1) Includes restricted stock shares subject to time-based vesting, including 48,913 shares of common stock which vested on January 24, 2024 and 120,000 shares of common stock which vest at the rate of ½ of such shares on each of June 2, 2024 and 2025, subject to Mr. Weinzierl’s continued service to the Issuer.

(2) In his capacity as Managing Member of Katla Energy Holdings LLC (“Katla”) and as Trustee of the John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020 (the “Trust”), Mr. Weinzierl may be deemed to beneficially own the shares of Common Stock held by Katla and the Trust, as discussed below.

(3) Does not include shares of Common Stock held by either the Separately Filing Group Members (as defined below in Item 2).

* Based on information provided by the Issuer as of August 7, 2024, reflecting 28,052,959 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D/A	Page 3 of 11

1.	Name of Reporting Person Katla Energy Holdings LLC
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Texas
	7.	Sole Voting Power 0 shares
Number of Shares Beneficially Owned by Each	8.	Shared Voting Power 4,853,565 shares
Reporting Person With	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 4,853,565 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,853,565 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 17.3%*
14.	Type of Reporting Person OO

(1) Does not include shares of Common Stock held by either the Separately Filing Group Members (as defined below in Item 2).

* Based on information provided by the Issuer as of August 7, 2024, reflecting 28,052,959 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D/A	Page 4 of 11

1.	Name of Reporting Person John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Texas
	7.	Sole Voting Power 0 shares
Number of Shares Beneficially Owned by Each	8.	Shared Voting Power 3,124,893 shares (1)
Reporting Person With	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,124,893 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,124,893 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 11.1%*
14.	Type of Reporting Person OO

(1) Does not include shares of Common Stock held by either the Separately Filing Group Members (as defined below in Item 2).

* Based on information provided by the Issuer as of August 7, 2024, reflecting 28,052,959 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D/A	Page 5 of 11

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2022, by John A. Weinzierl, Wallis T. Marsh and Lubbock Energy Partners LLC, which was amended by a Schedule 13D filed with the Commission on August 5, 2022 (“Amendment No. 1”), by John A. Weinzierl, Katla Energy Holdings LLC, Lubbock Energy Partners, LLC, Wallis T. Marsh, WDM Family Partnership, LP and WDM GP, LLC, which was further amended by a Schedule 13D filed with the Commission on April 10, 2024 (“Amendment No. 2”) and Amendment No. 3 to Schedule 13D filed on June 27, 2024 (“Amendment No. 3”), and the Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”), by John A. Weinzierl, Katla Energy Holdings LLC, Lubbock Energy Partners, LLC, John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020 and Wallis T. Marsh.

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer

This Statement relates to the common stock, $0.01 par value per share (the “Common Stock”), of U.S. Energy Corp., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 1616 S. Voss Rd., Suite 725, Houston, Texas, 77057.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) This Schedule 13D is being filed by (i) John A. Weinzierl, an individual, (ii) Katla Energy Holdings LLC, a Texas limited liability company (“Katla”), and (iii) the John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020 (the “Trust”)(the Trust, together with Mr. Weinzierl and Katla, the “Reporting Persons”).

Mr. Weinzierl is the sole member and Managing Member of Katla and therefore may be deemed to beneficially own (and have shared voting and dispositive power over) the shares of Common Stock held by Katla.

Mr. Weinzierl is the Trustee of the Trust and therefore may be deemed to beneficially own (and have shared voting and dispositive power over) the shares of Common Stock held by the Trust.

(b) The principal business address of the Reporting Persons is 1616 S Voss Rd, Suite 530, Houston, Texas 77057.

(c) The principal occupation of Mr. Weinzierl is an owner and executive of operating and capital financing companies in the energy industry. The principal business of the Trust is the management of trust assets. Mr. Weinzierl also serves as Chairman of the Board of Directors of the Issuer.

The principal business of Katla is acquisition, management and disposition of energy-related investments.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Weinzierl is a citizen of the United States. Mr. Marsh is a citizen of the United States. Katla is a Texas limited liability company. The Trust is a trust formed under the laws of the State of Texas.

CUSIP No. 911805307	Schedule 13D/A	Page 6 of 11

As discussed under Item 4 hereof, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and the following persons (the “Separately Filing Group Members”):

●	Joshua L. Batchelor (“Batchelor”);
●	Benjamin A. Stamets (“Stamets”);
●	Sage Road Capital, LLC (“Sage Road”);
●	Banner Oil & Gas, LLC (“Banner”);
●	Woodford Petroleum, LLC (“Woodford”);
●	Llano Energy LLC (“Llano”);
●	Duane H. King (“King”);
●	King Oil & Gas Company, Inc. (“King Oil”);
●	Lee Hightower (“Hightower”); and
●	Synergy Offshore LLC (“Synergy”).

Mr. Weinzierl was also previously the indirect owner of 33-1/3% of the outstanding membership interests of Synergy, but which entity, and which shares held by such entity, he did not have voting or dispositive control over and which shares he therefore was not deemed to beneficially own and were not previously included in his beneficial ownership as disclosed throughout this Schedule 13D. On July 20, 2022, Synergy distributed all of the shares of Common Stock owned by Synergy to members of a limited liability company that owned 100% of Synergy, including 1,781,651 shares of Common Stock to Katla.

As of the date of this Schedule 13D, Mr. Hightower and Mr. King are the managers of Synergy. Synergy is currently a wholly owned subsidiary of Synergy Producing Properties, LLC (“SPP”). Mr. Hightower and Mr. King are also the managers of SPP, and affiliates of Messrs. Hightower and King, and Katla (an affiliate of Mr. Weinzierl) are currently owners of SPP.

It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act addressing their respective statuses as members of a “group” with the Reporting Persons.

The Reporting Persons do not assume responsibility for the information contained in such Schedule 13Ds filed by the Separately Filing Group Members, except to the extent such information has been provided by the Reporting Persons. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Separately Filing Group Members.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add the following paragraph below:

On June 18, 2024, Synergy and USEG discussed orally, and on September 20, 2024 Synergy confirmed in writing, the parties’ intent to terminate negotiations regarding the LOI.

CUSIP No. 911805307	Schedule 13D/A	Page 7 of 11

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended to add each of the following paragraphs below:

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

On September 18, 2024, Synergy and USEG discussed orally, and on September 20, 2024 Synergy confirmed in writing, the parties’ intent to terminate negotiations regarding the LOI.

CUSIP No. 911805307	Schedule 13D/A	Page 8 of 11

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

Item 3 of this Schedule 13D, which identifies the Reporting Persons and the Separately Filing Group Members and discloses the voting provisions of the Nominating and Voting Agreement, is incorporated herein by this reference thereto.

Due to the terms of the Nominating and Voting Agreement, the Reporting Persons and Separately Filing Group Members may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act. The security interests reported in this Schedule 13D do not include security interests owned by the Separately Filing Group Members. The Separately Filing Group Members may file separate Schedule 13Ds reporting beneficial ownership of shares of Common Stock. The Reporting Persons assume no responsibility for the information contained in such Schedule 13Ds or any amendment thereto.

The percentages of beneficial ownership disclosed in this Schedule 13D are based on an aggregate of 28,052,959 shares of Common Stock of the Issuer outstanding as of such date shares of Common Stock outstanding as of August 7, 2024, based on information furnished by the Issuer.

(c) Except for their acquisitions and dispositions of shares of Common Stock disclosed in Item 3 of this Schedule 13D, none of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.

(d) Except as stated in this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 3 is incorporated by reference herein in its entirety.

CUSIP No. 911805307	Schedule 13D/A	Page 9 of 10

None other than those agreements and understandings discussed above, and the standard form of Restricted Stock Award agreements evidencing the grant of Restricted Stock shares to Mr. Weinzierl.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit No.	Description

1.

Purchase and Sale Agreement between Lubbock Energy Partners LLC, as seller, and U.S. Energy Corp., as purchaser, dated as of October 4, 2021 (Filed as Exhibit 2.1 to the Current Report on Form 8-K (File No. 000-06814) filed by the Issuer with the Securities and Exchange Commission on October 6, 2021, and incorporated by reference herein)

2.

First Amendment to Purchase and Sale Agreements between Lubbock Energy Partners LLC; Banner Oil & Gas, LLC, Woodford Petroleum, LLC and Llano Energy LLC; Synergy Offshore, LLC, and U.S. Energy Corp., dated as of October 25, 2021(Filed as Exhibit 2.4 to the Current Report on Form 8-K (File No. 000-06814) filed by the Issuer with the Securities and Exchange Commission on October 27, 2021, and incorporated by reference herein)

3.

Registration Rights Agreement dated January 5, 2022, by and between U.S. Energy Corp., Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Llano Energy LLC, Lubbock Energy Partners LLC and Synergy Offshore LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 000-06814), filed with the SEC on January 10, 2022).

4.

Nominating and Voting Agreement dated January 5, 2022, by and between U.S. Energy Corp., Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Llano Energy LLC, Lubbock Energy Partners LLC and Synergy Offshore LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 000-06814), filed with the SEC on January 10, 2022).

5.	Joint Filing Agreement of the Reporting Persons dated September 20, 2024

6.

Form of U.S. Energy Corp. Notice of Restricted Stock Grant and Restricted Stock Grant Agreement (2021 Equity Incentive Plan) (non-executive director awards – January 2022) (incorporated by reference to Exhibit 10.13 to the Issuer’s Current Report on Form 8-K/A (File No. 000-06814), filed with the SEC on January 21, 2022).

7.

U.S. Energy Corp. Form of Restricted Stock Grant Agreement (2022 Equity Incentive Plan) (filed on September 2, 2022, as Exhibit 4.3 to the Issuer’s Registration on Form S-8 and incorporated herein by reference (File No. 333-267267).)

8.

Letter of Intent, dated June 25, 2024, between U.S. Energy Corp. and Synergy Offshore, LLC (filed on June 27, 2024, as Exhibit 8 to the Schedule 13D/A filed by John A. Weinzierl and incorporated herein by reference).

CUSIP No. 911805307	Schedule 13D/A	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 2024

/s/ John A. Weinzierl
John A. Weinzierl

September 20, 2024

Katla Energy Holdings LLC /s/ John A. Weinzierl
John A. Weinzierl Managing Member

September 20, 2024

John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020

/s/ John A. Weinzierl
John A. Weinzierl

Trustee

September 20, 2024